Filed by Rudolph Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

SEC S-4 Registration Statement No. 333-127371

Subject company:  August Technology Corporation
Commission File No. 000-30637

The following slides may be (i) posted on Rudolph Technologies' website; (ii) included in presentations by Rudolph Technologies' management to shareholders together with some or all of the PowerPoint slides filed with the SEC by Rudolph Technologies on January 12, 2006; and (iii) referred to by Rudolph Technologies' management in response to questions from shareholders about the proposed merger with August Technology.

Implied Value Per Share of August Common Stock

Hypothetical Trading Price of Rudolph common stock at closing	Implied Value per share of August Common Stock*	
	$37.2 million of cash elected**	$60.0 million of cash elected***
$10.00	$8.18	$8.52
$10.25	$8.33	$8.65
$10.50	$8.49	$8.78
$10.75	$8.64	$8.91
$11.00	$8.80	$9.04
$11.25	$8.95	$9.17
$11.50	$9.10	$9.30
$11.75	$9.26	$9.44
$12.00	$9.41	$9.57
$12.25	$9.56	$9.70
$12.50	$9.72	$9.83
$12.75	$9.87	$9.96
$13.00	$10.03	$10.09
$13.25	$10.18	$10.22
$13.50	$10.33	$10.35
$13.75	$10.49	$10.48
$13.77 ****	$10.50	$10.50
$14.00	$10.64	$10.62
$14.25	$10.80	$10.75
$14.50	$10.95	$10.88
$14.75	$11.10	$11.01
$15.00	$11.26	$11.14
$15.25	$11.41	$11.27
$15.50	$11.56	$11.40
$15.75	$11.72	$11.53
$16.00	$11.87	$11.67
$16.25	$12.03	$11.80
$16.50	$12.18	$11.93
$16.75	$12.33	$12.06
$17.00	$12.49	$12.19
$17.25	$12.64	$12.32
$17.50	$12.79	$12.45
$17.75	$12.95	$12.58
$18.00	$13.10	$12.71

* Represents blended value per share of August common stock. Actual per share values will depend upon elections made by August shareholders and pro rations under the merger agreement. Assumes valid elections are made for all shares of August common stock.

** $37.2 million is the minimum amount of cash that will be paid in the merger. Represents $2.03 in cash + 0.6757 shares of Rudolph common stock.

*** $60 million is the maximum amount of cash that will be paid in the merger (based upon elections made by August shareholders). Represents $3.27 in cash + 0.5247 shares of Rudolph common stock.

**** Closing price per share of Rudolph common stock on June 27, 2005.

Consideration To Be Received by August Shareholders For Each Share After Proration

Percentage of August shares for which there is an election to receive Rudolph common stock	Percentage of August shares for which there is an election to receive $10.50 in cash	Aggregate consideration to be received for each share of August common stock by August shareholders electing to receive Rudolph common stock	Aggregate consideration to be received for each share of August common stock by August shareholders electing to receive $10.50 cash
100%	0%	$2.03 in cash + 0.6151 shares of Rudolph common stock	N/A
90%	10%	$1.09 in cash + 0.6834 shares of Rudolph common stock	$10.50 in cash
80.7% *	19.3%	0.7625 shares of Rudolph common stock	$10.50 in cash
80%	20%	0.7625 shares of Rudolph common stock	$10.50 in cash
70%	30%	0.7625 shares of Rudolph common stock	$10.50 in cash
68.8% **	31.2%	0.7625 shares of Rudolph common stock	$10.50 in cash
60%	40%	0.7625 shares of Rudolph common stock	$8.19 in cash + 0.1680 shares of Rudolph common stock
50%	50%	0.7625 shares of Rudolph common stock	$6.55 in cash + 0.2869 shares of Rudolph common stock
40%	60%	0.7625 shares of Rudolph common stock	$5.46 in cash + 0.3661 shares of Rudolph common stock
30%	70%	0.7625 shares of Rudolph common stock	$4.68 in cash + 0.4228 shares of Rudolph common stock
20%	80%	0.7625 shares of Rudolph common stock	$4.09 in cash + 0.4652 shares of Rudolph common stock
10%	90%	0.7625 shares of Rudolph common stock	$3.64 in cash + 0.4983 shares of Rudolph common stock
0%	100%	N/A	$3.27 in cash + 0.5247 shares of Rudolph common stock

Calculation based on 18,327,424 August shares outstanding as of 1/5/05. Assumes valid elections are made for all shares of August common stock.

** Represents percentage of August shares receiving Rudolph stock if the minimum amount of cash will be paid in the merger ($37.2 million).*

*** Represents percentage of August shares receiving Rudolph stock if the maximum amount of cash will be paid in the merger ($50.0 million).*

AUGUST TECHNOLOGY

RUDOLPH Technologies, Inc.

About Rudolph Technologies, Inc.

Rudolph Technologies is a worldwide leader in the design, development, manufacture and support of high-performance process control metrology and defect inspection systems used by semiconductor device manufacturers. The Company's products provide a full-fab solution through its families of proprietary systems, which are used throughout the device manufacturing process. Rudolph's product development has successfully anticipated and addressed many emerging trends that are driving the semiconductor industry's growth in order to enhance the competitiveness of its products in the marketplace. The Company's success in creating complementary metrology and inspection applications through aggressive research and development is key to Rudolph's strategy for continued technological and market leadership.

About August Technology

August Technology's autoated inspection and data analysis solutions provide critical product and process enhancing information, which enables microelectronic device manufacturers to drive down costs and time to market. With the first all-surface advanced macro inspection solution, August Technology has incorporated frontside, backside and wafer edge inspection in a single system. Following detection August Technology's decision tools correlate the defect data across surfaces and provide the comprehensive information necessary for device manufacturers to make process-enhancing decisions. Headquartered in Bloomington, Minnesota, August Technology supports its customers with a worldwide sales and service organization. Additional information can be found on the company's web site at www.augusttech.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "would," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. Rudolph and August wish to take advantage of the "safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Rudolph and August. Factors that could cause actual results to differ materially from the expectations expressed in such forward-looking statements include, but are not limited to: (1) cyclicality of the semiconductor industry; (2) customer concentration; (3) introduction of new products by Rudolph's or August's competitors; (4) sole or limited sources of supply; (5) the merger agreement and the transactions contemplated thereby may not be approved by the companies' shareholders; (6) conditions to the closing of the transaction may not be satisfied; (7) the businesses of Rudolph and August may not be integrated successfully, which may result in the combined company not operating as effectively and efficiently as expected or such integration may be more difficult, time-consuming or costly than expected; (8) expected combination benefits from the merger may not be fully realized or realized within the expected time frame; (9) revenues following the merger may be lower than expected; (10) costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the consummation of the merger, or the effects of purchase accounting may be different from the companies' expectations; (11) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (12) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (13) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; (14) the impact of the slowdown in the overall economy; (15) uncertainty of the current global political environment; (16) the potential for terrorist attacks; (17) changes in customer demands for our existing and new products, the timing, cancellation or delay of customer orders and shipments; (18) the timing of revenue recognition of shipments; (19) changes in or an inability to execute our business strategy; (20) unanticipated manufacturing or supply problems and (21) changes in tax rules. Rudolph and August cannot guarantee future results, levels of activity, performance, or achievements. Additional factors that may affect the future results of Rudolph and August are set forth in their respective Form 10-K reports for the year ended December 31, 2004 and other filings with the Securities and Exchange Commission ("SEC"), which are available at http://www.sec.gov, the SEC's website, and at the companies' websites, which are http://www.rudolphtech.com and http://www.augusttech.com, respectively. These factors are updated from time to time through the filing of reports and registration statements with the SEC.

Additional Information and Where to Find It

Rudolph and August Technology have filed with the SEC, a definitive Joint Proxy Statement/Prospectus and other documents regarding the proposed merger described in this press release. This Joint Proxy Statement/Prospectus will be sent to all security holders of Rudolph and August Technology seeking their approval of the transaction. Investors are urged to read the Joint Proxy Statement/Prospectus, which contains important information, including detailed risk factors. This Joint Proxy Statement/Prospectus and other documents filed by Rudolph and August Technology with the SEC are available at http://www.sec.gov, the SEC's website, and at the companies' websites, which are http://www.rudolphtech.com and http://www.augusttech.com, respectively. In addition, investors may obtain free copies of the documents filed with the SEC by Rudolph or August Technology, without charge, by calling The Proxy Advisory Group of Strategic Surveillance, LLC at (866) 657-8728 or (212) 850-8150. Investors are urged to read the Joint Proxy Statement/Prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

Participants in the Solicitation

Rudolph, August Technology and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of August Technology and the stockholders of Rudolph, as the case may be, in connection with the proposed merger. Information about those executive officers and directors of Rudolph and their ownership of Rudolph common stock is set forth in the proxy statement for Rudolph's 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 22, 2005. Information about the executive officers and directors of August Technology and their ownership of August Technology common stock is set forth in the proxy statement for August Technology's 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2005. Investors and security holders may obtain additional information regarding the direct and indirect interests of Rudolph, August Technology and their respective executive officers and directors in the proposed merger by reading the Joint Proxy Statement/Prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.